

August 17, 2023

Aneil Manhas
Chief Executive Officer
Bruush Oral Care Inc.
128 West Hastings Street, Unit 210
Vancouver, British Columbia V6B 1G8
Canada

> **Re: Bruush Oral Care Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed August 2, 2023**
> **File No. 333-272942**

Dear Aneil Manhas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1

Exhibits

1. We note your response to comment 1. It appears you are relying on the last sentence of Rule 457(g)(3) in determining that no fee is required for the registration of the common stock underlying the warrants or preferred stock. Given that it appears that you are seeking to register the resale of common shares, not the exercise of warrants or the conversion of the convertible notes, it is unclear why your reliance on the last sentence of Rule 457(g)(3) is appropriate. Please revise to calculate the registration fee based on the appropriate provisions of Rule 457 or advise.

2.   Exhibits 10.7, 10.8 and 10.9 appear to be the Common Stock Purchase Warrant. As indicated on the Exhibit Index, please file the Registration Rights Agreement as Exhibit 10.7, the Securities Purchase Agreement as Exhibit 10.8 and the Convertible Note as Exhibit 10.9 or advise. Please retain the Common Stock Purchase Warrant as an exhibit as well.

You may contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Lahdan S. Rahmati